Exhibit 99(a)(1)(I)

NOTICE OF WITHDRAWAL OF TENDER

Regarding Warrants

of

ZOOMCAR HOLDINGS, INC.

Tendered Pursuant to the Offer to Exchange

Dated January 23, 2026

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY VINYL EQUITY, INC. BY THE END OF THE DAY ON MARCH 31, 2026, AT 5:00 PM, EASTERN TIME, UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal And Return To:

Vinyl Equity, Inc.

Email: inquiries@vinylequity.com

You are responsible for confirming that this Notice is received by Vinyl Equity, Inc. and not to your broker or dealer or financial advisor. If you fail to confirm receipt of this Notice, there can be no assurance that your withdrawal will be honored.

ZOOMCAR HOLDINGS, INC.

Ladies and Gentlemen:

Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal.

Warrant holder Signature

Name of Warrant holder

(Signature)

Authorized Signatory Name

Capacity (if entity warrant holder)

Date